UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Alon USA Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
020520102
(CUSIP Number)
Jeff. D. Morris
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(972) 367-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on Following Pages)

CUSIP No.	020520102	13D/A	Page	2	of	7 Pages

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Alon Israel Oil Company, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		40,952,082

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		231,015

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,952,082

WITH	10	SHARED DISPOSITIVE POWER

		231,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,183,097

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	76.02% based on 54,170,913 shares outstanding

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	020520102	13D/A	Page	3	of	7 Pages
Amendment No. 4 to Schedule 13D
     This is Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D (as previously amended, the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), on August 22, 2008, as amended by that Amendment No. 1 to the Schedule 13D filed on August 25, 2008, as amended by that Amendment No. 2 to Schedule 13D filed on September 8, 2008, as amended by that Amendment No. 3 to the Schedule 13D filed on September 23, 2009, relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”).
     The Schedule 13D is hereby amended as follows:
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
     On December 31, 2009, Alon Israel, the Issuer and two of the Issuer’s subsidiaries, Alon Refining Louisiana, Inc. (“Alon Louisiana”) and Alon Louisiana Holdings, Inc. (“Alon Holdings”), entered into an amendment (the “First Amendment”) to the Amended and Restated Stockholders Agreement between Alon Louisiana, Alon Holdings, Alon Israel and the Issuer, dated March 31, 2009 (the “Stockholders Agreement”).
     The First Amendment provides for (i) the original mandatory exchange date for all outstanding 80,000 shares of Series A Preferred Stock (the “Preferred Shares”), par value $1,000 per share of Alon Louisiana, exchangeable for shares of Common Stock, to be accelerated from July 3, 2011 to the date of the First Amendment and (ii) the issuance of 7,351,051 shares of Common Stock to Alon Israel in exchange for the outstanding Preferred Shares. 7,351,051 represents the aggregate number of shares of Common Stock which would be issued on the original mandatory exchange date of July 3, 2011 determined by dividing (i) the aggregate par value of the outstanding Preferred Shares plus the amount of dividends accruing on the Preferred Shares through such date, by (ii) 14.3925 (the per share value for the Common Stock established for purposes of the exchange under the Stockholders Agreement).
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended by replacing the first paragraph in its entirety with the following:
     The Issuer is believed to have 54,170,913 shares of Common Stock outstanding based on the number of shares of Common Stock outstanding on October 31, 2009 as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2009 and the number of shares issued pursuant to the terms of the Stockholders Agreement and the First Amendment. Alon Israel beneficially owns 41,183,097 shares of the Common Stock or approximately 76.02% of the outstanding Common Stock and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of 40,952,082 shares and the shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of 231,015 shares.

CUSIP No.	020520102	13D/A	Page	4	of	7 Pages
Alon Israel indirectly owns 231,015 additional shares of Common Stock that are held by Tabris Investments Inc., a wholly-owned subsidiary of Alon Israel.
Item 5 is hereby amended by deleting the second paragraph in its entirety and replacing the third paragraph in its entirety with the following:
     Mr. David Wiessman, the President and Chief Executive Officer of Alon Israel, beneficially owns 2,715,237 shares of Common Stock comprised of 1,247,205 shares held directly and 1,468,032 shares that are held in trust by Eitan Shmueli, as trustee, the sole beneficiary of which is Mr. Wiessman, pursuant to a right to exchange a 2.71% ownership interest in Alon Israel for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including the Issuer. Other than Mr. Wiessman, none of Alon Israel’s directors or executive officers beneficially own any shares of Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended by deleting the information under “Series A Preferred Stock” in its entirety and replacing it with the following:
     Pursuant to the terms of the Stockholders Agreement, Alon Israel agreed to cause letters of credit to be provided in favor of Alon Refining Krotz Springs, Inc. (“Krotz Springs”), a subsidiary of Alon Louisiana, (i) in the amount of $55.0 million (the “Original L/Cs”) to support Krotz Springs’ borrowing base, and (ii) in the amount of $25.0 million (the “Additional L/Cs” and, together with the Original L/Cs, the “L/Cs”) in connection with an amendment to Krotz Springs’ credit facilities. Alon Israel has an option (the “L/C Option”), exercisable at any time the L/Cs are outstanding, to withdraw all or part of the L/Cs and acquire the Preferred Shares at their par value of $1,000.00 per share, in an amount equal to such withdrawn L/Cs (the “L/C Preferred Shares”).
     The L/C Preferred Shares are exchangeable for shares of Common Stock in accordance with the terms of the Stockholders Agreement. Specifically, (1) the L/C Preferred Shares may be exchanged at the election of either the Issuer or Alon Israel, for shares of Common Stock upon a change of control of either Alon Louisiana or the Issuer; (2) if not exchanged pursuant to clause (1), Alon Israel will have the option to exchange L/C Preferred Shares it then holds for Common Stock during certain 5-business day periods beginning on the first day on which the Issuer’s securities trading window is open after each of January 3, 2010, July 1, 2010 and January 1, 2011; and (3) if not so exchanged pursuant to clause (1) or (2), all of the L/C Preferred Shares will be mandatorily exchanged for shares of Common Stock on July 3, 2011. The number of shares of Common Stock to be issued and delivered upon the exchange of L/C Preferred Shares will be equal to the quotient obtained by dividing (i) the sum of (A) the aggregate par value of the L/C Preferred Shares being exchanged by Alon Israel and (B) the aggregate dividends accrued but unpaid on the L/C Preferred Shares, by (ii) the Preferred Exchange Value. The “Preferred Exchange Value” shall be equal to the greater of (i) the average of the daily closing sales price per share of the Common Stock on the NYSE for each trading day during the period

CUSIP No.	020520102	13D/A	Page	5	of	7 Pages
commencing 90 days prior to the date of issuance, and ending on the date on which the applicable L/C was originally issued, or (ii) the closing sales price per share of the Common Stock on the NYSE on the date of the applicable L/C. The Preferred Exchange Value with respect to any L/C Preferred Shares issued in respect of the Original L/Cs is $14.39. The Preferred Exchange Value associated with an exchange of any L/C Preferred Shares issued in respect of the $15.0 million of Additional L/Cs dated January 15, 2009 and the $10.0 million of Additional L/Cs dated March 16, 2009 are $10.50 and $12.73, respectively. Additionally, in the event of any liquidation of Krotz Springs pursuant to which the liquidation proceeds are not sufficient to pay off the par value plus accrued dividends of the L/C Preferred Shares, or the occurrence of certain trigger events including insolvency of Krotz Springs, any then-outstanding L/C Preferred Shares may be exchanged for shares of Common Stock in accordance with the exchange provisions described above.
     In addition, during the period beginning on the date of issuance of any L/C Preferred Shares and ending upon December 31, 2010, each of Alon Louisiana and the Issuer have the option to purchase from Alon Israel all or a portion of the L/C Preferred Shares at a price per share equal to the par value plus accrued but unpaid dividends, subject to the prior release of the letter of credit and conditioned upon the approval of the purchase by the Issuer’s audit committee.
     Pursuant to the Stockholders Agreement, in the event that any L/C is drawn upon by beneficiaries of an L/C, a promissory note will be issued by Alon Holdings in favor of Alon Israel for the amount of any such drawn L/Cs. The promissory note will provide that the Issuer may issue the number of shares of Common Stock equal to the quotient of (i) the amount drawn by any beneficiary of an L/C divided by (ii) the applicable Preferred Exchange Value in satisfaction of the promissory note on the first day on which the Issuer’s securities trading window opens after the issuance of the promissory note.
Item 6 is hereby amended by deleting “Option to Purchase Common Stock” and the following paragraph in its entirety and replacing it with the following:
Exchange Right in Alon Israel
     Pursuant to his employment agreement with Alon Israel, Mr. Wiessman has an option to exchange a 2.71% ownership interest in Alon Israel for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including the Issuer. If exercised in full as of the date of this Amendment No. 4, such right would represent 1,468,032 shares of Common Stock.
Item 7. Material To Be Filed as Exhibits.
Item 7 is hereby amended by adding the following:
     3.4 Amended and Restated Stockholders Agreement dated as of March 31, 2009, by and among Alon USA Energy, Inc., Alon Refining Louisiana, Inc., Alon Louisiana Holdings, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.88 to Form 10-K, filed by Alon USA Energy, Inc. on April 10, 2009, SEC File No. 001-32567).

CUSIP No.	020520102	13D/A	Page	6	of	7 Pages
     3.5 First Amendment to Amended and Restated Stockholders Agreement dated as of December 31, 2009, by and among Alon USA Energy, Inc., Alon Refining Louisiana, Inc., Alon Louisiana Holdings, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by Alon USA Energy, Inc. on January 5, 2010, SEC File No. 001-32567).

CUSIP No.	020520102	13D/A	Page	7	of	7 Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Wiessman David Wiessman	January 5, 2010
President and Chief Executive Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).